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 FORM 4                                                  OMB APPROVAL
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----- Check this box if no longer               OMB Number:       3235-0287
      subject to Section 16. Form 4             Expires: January 31, 2005
----- or Form 5 obligations may                 Estimated average burden
      continue. SEE Instruction 1(b).           hours per response .... 0.5
                                                -----------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

   D. Pike Aloian
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   (Last) (First) (Middle)

   c/o Rothschild Realty Inc., 1251 Avenue of the Americas
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                   (Street)

   New York,          NY                  10020
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   (City)           (State)               (Zip)

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2. Issuer Name and Ticker or Trading Symbol

    Eastgroup Properties, Inc. (EGP)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Day/Year

    04/28/03
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5. If Amendment, Date of Original (Month/Day/Year)

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                                                                     Page 1 of 5

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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
Eastgroup Properties, Inc.
Common Stock, $.0001
par value per share
("Common Stock")             04/28/03                 C             227,280       A      (1)       227,280        I         (2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).
                                                                     Page 3 of 5

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Series B      (3)    04/28/03           C        200,000      (3)      N/A  Common Stock  227,280   N/A   2,600,000   I       (2)
Cumulative
Convertible
Preferred
Stock
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Stock
Options       $20.25                                         6/2/99  6/1/09 Common Stock   7,500             7,500    D
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Stock
Options       $21.75                                         6/1/00 5/31/10 Common Stock   2,250             2,250    D
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Stock
Options       $21.40                                         6/4/01  6/3/11 Common Stock   2,250             2,250    D
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Stock
Options       $24.02                                        5/29/02 5/28/12 Common Stock   2,250             2,250    D
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
Explanation of Responses:

(1) Five Arrows Realty Securities II L.L.C. ("Five Arrows") acquired 227,280 shares of Common Stock upon conversion of 200,000 shares of Series B Cumulative Convertible Preferred Stock on 04/28/03.

(2) The Reporting Person has been appointed, among others, as a manager of Five Arrows, by Rothschild Realty Investors IIA L.L.C., the sole managing member of Five Arrows.

(3) Each share of Series B Cumulative Convertible Preferred Stock is convertible, at any time, into 1.1364 shares of Common Stock.

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


                        FIVE ARROWS REALTY SECURITIES II L.L.C.


                        /s/ D. Pike Aloian                             04/29/03
                        --------------------------------               --------
                        Name: D. Pike Aloian                           Date
                        Title: Manager on behalf of
                        Five Arrows Realty Securities II L.L.C.

                        **Signature of Reporting Person

                                                                     Page 5 of 5